17 May 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 263,000 RELX PLC ordinary shares at a price of 1235.6734p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 80,558,280 ordinary shares in treasury, and has 1,096,291,517 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 16,678,500 shares.

RELX NV announces that today, it purchased (through UBS Limited) 234,200 RELX NV ordinary shares at a price of €15.0596 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 72,103,094 ordinary shares in treasury, and has 976,958,299 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 14,989,700 shares.